Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-227456

BLACKROCK CREDIT STRATEGIES FUND

Supplement dated December 21, 2020 to the Prospectus

and Statement of Additional Information (“SAI”),

each dated April 29, 2020, as supplemented to date

This supplement amends certain information in the Prospectus and SAI, each dated April 29, 2020, as supplemented to date, of BlackRock Credit Strategies Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus and SAI.

Effective immediately, the following changes are made to the Prospectus and SAI:

The section of the Prospectus entitled “Risks – Competition for Investment Opportunities” is deleted in its entirety and replaced with the following:

The Fund competes for investments with other investment funds and institutional investors. Certain investors have increasingly begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Some of the Fund’s competitors are larger and may have greater financial and other resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than the Fund is able or willing to do. Furthermore, some of the Fund’s competitors may not be subject to the regulatory restrictions that the Investment Company Act imposes on it as a closed-end fund. These factors may make it more difficult for the Fund to achieve its investment objective.

The Fund is prohibited under the Investment Company Act from participating in certain transactions with certain of its affiliates (as well as affiliated persons of such affiliated persons) without relying on an available exemption or the prior approval of the SEC. Among others, affiliated persons of the Fund may include other investment funds managed by the Advisor or other BlackRock investment advisers. The Investment Company Act prohibits certain “joint” transactions with the Fund’s affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times to the extent the transaction involves jointness), without prior approval from the SEC or reliance on an applicable exemptive rule under the Investment Company Act or other regulatory guidance. Even though the Fund is covered by exemptive relief that permits certain “joint” transactions, the conditions imposed by the SEC in granting such relief may preclude the Fund from transactions in which it would otherwise wish to engage. There can be no assurance that any such conditions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities.

In addition, entering into certain transactions that are not deemed “joint” transactions (for purposes of the Investment Company Act and relevant guidance from the SEC) may potentially lead to joint transactions within the meaning of the Investment Company Act in the future. This may be the case, for example, with issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future joint transactions, the Advisor may avoid allocating an investment opportunity to the Fund that it would otherwise allocate.

The Advisor anticipates that some or all of the Private Credit Sleeve will be managed by BCIA, as Sub-Advisor to the Fund. BCIA and the Fund may rely on exemptive relief that permits the portion of the Private Credit Sleeve managed by BCIA to co-invest with affiliated investment funds advised or sub-advised by BCIA or its controlled subsidiaries in private transactions where terms other than price are negotiated. Co-investments in such private transactions made in reliance on the Co-Investment Order are subject to compliance with the conditions and other requirements contained in the Co-Investment Order. In some instances, the Fund will not be permitted to invest in privately negotiated transactions in which a term other than price is negotiated where the conditions of the Co-Investment Order are not able to be satisfied or where the Board has established criteria limiting the Fund’s participation in those types of transactions. For example, and without limitation, pursuant to certain Board-established criteria, the Fund generally will not participate in co-investments in privately placed equity or hybrid equity securities. In other cases, the conditions of the Co-Investment Order may preclude the Fund from investing in the securities of an issuer in which an affiliated investment fund already holds an existing investment. Only the portion of the Fund’s Private Credit Sleeve that is managed by BCIA is eligible to rely on the Co-Investment Order, and co-investments in reliance on the Co-Investment Order would be permitted only with affiliated investment funds advised or sub-advised by BCIA or a controlled subsidiary of BCIA. With respect to any portion of the Private Credit Sleeve not managed by BCIA, the Fund may co-invest in private credit investments only as permitted by existing regulatory guidance.

As a result of the Co-Investment Order, the Fund’s assets managed by BCIA have the opportunity to participate in co-investment transactions that align with the Fund’s investment objective and strategies and any Board-established criteria. Pursuant to the terms of the Co-Investment Order, it is expected that any co-investment will be made on equal footing with other affiliated investment funds advised or sub-advised by BCIA, including identical terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any). In some cases, the requirement to participate with other affiliated investment funds on the same terms and conditions may result in an investment by the Fund being structured in a manner that differs from how the investment may have been structured if the Fund were not investing in reliance on the Co-Investment Order. In addition, a majority of the Independent Trustees generally are required to make certain findings in connection with potential co-investment transactions in reliance on the Co-Investment Order, which could impact the manner in which any such investment is structured. To the extent the Fund is able to make co-investments with other affiliated investment funds advised or sub-advised by BCIA in reliance on the Co-Investment Order, these co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating affiliated investment funds.

Affiliated investment funds currently existing or formed in the future may invest in asset classes similar to those targeted by the Fund. As a result, the Advisor, BCIA and/or their affiliates may face conflicts in allocating investment opportunities between the Fund and such other entities. An investment opportunity that is suitable for multiple clients of the Advisor, BCIA and their affiliates may not be shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including restrictions imposed by the Investment Company Act or the Fund. Although the Advisor, BCIA and their affiliates, in the aggregate, will allocate investment opportunities to the Fund in what they believe to be a fair and equitable manner over time, it is possible that over time the Fund may not be able to participate in certain investments made by affiliated investment funds that it might otherwise have desired to participate in.

See “Conflicts of Interest” and “Management of the Fund—Portfolio Management—Potential Material Conflicts of Interest” in the SAI.

The seventeenth paragraph of the section of the SAI entitled “Portfolio Transactions and Brokerage” is deleted in its entirety and replaced with the following:

Equity securities will generally be allocated among client accounts within the same investment mandate on a pro rata basis. This pro-rata allocation may result in the Fund receiving less of a particular security than if pro-ration had not occurred. All allocations of equity securities will be subject, where relevant, to share minimums established for accounts and compliance constraints. In addition, allocations to the Fund, particularly with respect to certain privately placed equity securities, may be limited by criteria established by the Board under the Co-Investment Order.

Investors should retain this supplement for future reference.